EXHIBIT 99.1

DeFi Technologies Announces Closing of US$100 Million Registered Direct Offering

Nasdaq: DEFT | CBOE CA: DEFI | GR: R9B

TORONTO, Sept. 26, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi") is pleased to announce that it has closed its previously announced US$100 million registered direct offering (the "Offering"). The Offering was placed with several well-known institutional investors and led by cornerstone investor Galaxy Digital (Nasdaq: GLXY). Pursuant to the Offering, such investors have purchased an aggregate of 45,662,101 common shares and warrants to purchase up to an additional 34,246,577 common shares, at a combined purchase price of US$2.19 per common share and three-quarters of a warrant.

Each warrant has an exercise price of US$2.63 per common share, equal to 120% of the offering price (a 20% premium), is exercisable immediately upon issuance and expires 3 years from the date of issuance, subject to an acceleration feature based upon share price appreciation and other factors.

The gross proceeds to the Company are US$100,000,000 before deducting the placement agent fees and other offering expenses. The Company intends to use the net proceeds of the offering to, among other things, expand its exchange traded product ("ETP") offerings, pursue further digital asset trading, lending and staking transactions, provide funds for potential acquisition opportunities and fund recently announced business initiatives that align with its growth strategy.

Joseph Gunnar & Co., LLC acted as the exclusive placement agent in connection with the offering.

The Offering was made under the Company's short form base shelf prospectus dated August 29, 2025 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the "Registration Statement") (File No. 333-290048) filed by the Company with the U.S. Securities and Exchange Commission ("SEC") under the U.S./Canada Multijurisdictional Disclosure System ("MJDS"). The Offering was made only by means of a prospectus supplement (the "Supplement") to the Base Shelf Prospectus filed with the applicable securities regulatory authorities in Canada and with the SEC as part of the Company's Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Alternatively, copies may be obtained from: Joseph Gunnar & Co., LLC, Attn: Syndicate Department, 40 Wall Street, Suite 3004, New York, NY 10005, or by calling (212) 440-9600.

No securities regulatory authority has either approved or disapproved the contents of this press release nor has any such authority passed upon the accuracy or adequacy of the Registration Statement or the Supplement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes, but is not limited to the use of proceeds of the Offering. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the approval of the offering by applicable regulatory authorities, the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: DeFi Investor Relations: ir@defi.tech

CO: DeFi Technologies Inc.

CNW 16:30e 26-SEP-25